Exhibit 12.1

Toys “R” Us, Inc.

Computation of Historical Ratios of Earnings to Fixed Charges (a)

(In Millions, Except Ratio Data)

	Fiscal Years Ended					26 Weeks Ended
(In millions)	February 2, 2008	January 31, 2009	January 30, 2010	January 29, 2011	January 28, 2012	July 28, 2012
Consolidated pretax earnings (loss) from continuing operations	$220	$218	$344	$132	$150	$(154)
Noncontrolling interest	2	(7)	(8)	(1)	2	—
Interest capitalized during period	(1)	(1)	—	(1)	(1)	—
Total fixed charges	657	600	677	756	688	436

Adjusted earnings from continuing operations	$878	$810	$1,013	$886	$839	$282

Fixed charges
Interest expense	$503	$419	$447	$521	$442	$215
Interest capitalized during the period	1	1	—	1	1	—
Interest portion of rental expense	153	180	230	234	245	221

Total Fixed Charges	$657	$600	$677	$756	$688	$436

(a)    For purposes of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (i) earnings from continuing operations before noncontrolling interest and income taxes, (ii) interest expense, including the portion of rents representative of an interest factor and (iii) amortization of debt issuance costs. Fixed charges consist of interest expense, amortization of debt issuance costs and the portions of rents representative of an interest factor.

Ratio of Earnings to Fixed Charges	1.34	1.35	1.50	1.17	1.22	0.65 (b)
Rent expense, net of sublease income	$476	$503	$519	$570	$588	$307
Capitalization factor	7.3	6.7	5.3	5	5.2	9.1
Weighted average cost of long-term debt	4.4%	5.3%	8.3%	8.2%	8.0%	7.9%
Interest in rent expense	$153	$180	$230	$234	$245	$221
% of interest to rent expense	32%	36%	44%	41%	42%	72%

(b)	The portion of rents representative of an interest factor for the twenty six weeks ended July 28, 2012, was derived from the minimum annual rental commitments as of January 28, 2012, as there has not been a material change in lease commitments since the end of fiscal year 2011. For the twenty-six weeks ended July 28, 2012, the ratio of earnings to fixed charges was less than 1:1. The Company would have needed to generate additional earnings of $154 million to achieve a coverage ratio of 1:1 for the twenty-six weeks ended July 28, 2012.